Exhibit 12.1

Alliant Techsystems Inc.

Statement Re: Computation of Ratios

(dollars in thousands)

	2000	2001	2002	2003	2004	1Q FY 2005
Earnings:
Income from operations before taxes	$87,230	$103,394	$121,334	$197,477	$217,796	$43,451
Plus fixed charges	35,210	35,071	105,608	81,968	63,376	15,797
Earnings	$122,440	$138,465	$226,942	$279,445	$281,172	$59,248

Fixed Charges:
Interest expense, including amortization of debt issue costs	$33,999	$33,738	$103,547	$79,495	$60,327	$14,983
Estimated interest factor of rental expense	1,211	1,333	2,061	2,473	3,049	814
Fixed Charges	$35,210	$35,071	$105,608	$81,968	$63,376	$15,797

Ratio of Earnings to Fixed Charges(1)	3.48x	3.95x	2.15x	3.41x	4.44x	3.75x

Implied interest rate on rent	8.0%	8.0%	7.0%	7.0%	7.0%	7.0%

(1)                                          For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges.  “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.